Exhibit 3

                             State of North Carolina

                      Department of the Secretary of State

                              ARTICLES OF AMENDMENT
                                       OF
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                                  EMBREX, INC.

Pursuant to (Section symbol)55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation:

1.      The name of the corporation is:   EMBREX, INC.

2.      The text of the amendment adopted is as follows:

    Part A of Article FOURTH of the Restated Articles of Incorporation of the corporation is hereby amended by deleting the first two paragraphs of Article FOURTH and inserting in lieu thereof the following:

    The corporation shall have authority to issue thirty million (30,000,000) shares of common stock with a par value of one cent ($.01) per share, and fifteen million (15,000,000) shares of preferred stock, with no par value.

        The shares of preferred stock of the corporation may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations, preferences, relative rights, powers, including voting powers, and par value, if any (or qualifications, limitations or restrictions thereof) as are stated in the resolution or resolutions providing for the issuance of such class or series adopted by the board of directors of the corporation. Authority is expressly granted to the board of directors, subject to the provisions hereof and to any limitations provided under the North Carolina Business Corporation Act, to authorize the issuance of one or more classes, or one or more series within a class, of preferred stock, and with respect to each such class or series to determine and fix by resolution or resolutions the designations, preferences, relative rights, powers, including voting powers, full or limited, or no voting power, and the par value, if any, of such shares, or the qualifications, limitations or restrictions of such shares. This paragraph is intended to afford to the Board of Directors the maximum authority permitted under Section 55-6-02 of the North Carolina General Statutes.

        Notwithstanding anything to the contrary in this Article FOURTH, each share of the corporation's Series A Participating Preferred Stock shall have par value of one cent ($.01) per share.

                     ARTICLES OF AMENDMENT OF EMBREX, INC.
                                     Page 2

3. All of the shares of common stock of the Corporation shall be deemed to have the par value set forth above, notwithstanding that the corporation has outstanding shares of common stock represented by stock certificates which state that such shares of common stock have no par value.

4. Except as set forth herein, the amendment shall have no effect whatsoever on the corporation's Series A Participating Preferred Stock as described in the corporation's Articles of Amendment filed with the Secretary of State effective March 21, 1996, including with respect to the number of authorized shares of preferred stock designated as Series A Participating Preferred Stock.

5. The amendment was adopted and approved by the shareholders of the corporation on May 16, 1996, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.      These articles will be effective upon filing.

    IN WITNESS WHEREOF, the corporation has caused this instrument to be duly executed as of the 28th day of May, 1996.


                                         EMBREX, INC.



                                         By:                       /s/

                                                            Randall L. Marcuson
                                                            President